TERRITORIAL BANCORP INC.
                               1132 Bishop Street
                                   Suite 2200
                             Honolulu, Hawaii 96813

May 14, 2009

VIA FACSIMILE AND EDGAR
-----------------------
(202) 772-9216

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  Territorial Bancorp Inc.
          Registration Statement on Form S-1 (Registration Number 333-155388) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

     Territorial Bancorp Inc., a Maryland corporation (the "Company"), hereby requests that the Company's Registration Statement on Form S-1 be declared effective on May 14, 2009 at 5:00 p.m., or as soon thereafter as is practicable.

     The Company hereby acknowledges that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Very truly yours,

                                      /s/ Vernon Hirata
                                      ------------------------------------------
                                      Vernon Hirata
                                      Vice Chairman, Co-Chief Operating Officer,
                                      General Counsel and Corporate Secretary